Exhibit 99.7
Jan 18, 2006 Media Interviews on the Financial Performance of Wipro Limited for the quarter ended December 31, 2005
TV Channel: CNBC
Interviewee:
▪	Suresh Senapaty – Executive Vice President, Finance & CFO

▪	Sudip Banerjee, President — Enterprise Solutions

▪	Girish Paranjpe, President – Financial Solutions

▪	Dr A L Rao, President – Technology Solutions & COO

▪	Suresh Vaswani, President — Wipro Infotech, Technology Infrastructure Services, Global Testing Services & Enterprise Application Services

▪	T K Kurien – President, Wipro BPO
CNBC Correspondent
Now; let’s go and talk to management which has delivered this morning, which you can’t fault on the numbers, Wipro. Numbers are ahead of our expectation and of their guidance. The top management of Wipro is with us right now. Suresh Senapaty, the Chief Finance Officer, A. L. Rao, the Chief Operating officer, Sudip Banerjee, President of Enterprise Solutions, and Girish Paranjpe, President of Finance Solutions. Full house there.
Let me start with you Suresh to start up: to just sum up the numbers a little bit, split it between volume growth, pricing, and the kind of numbers you have delivered on the global IT front?
Suresh Senapaty
Well, I think we had one more quarter of robust growth here. There has been volume growth, there has been growth across the board in terms of all the practices, all the geographies as well as all the verticals that you talk about. I think the growth in the volume terms has been about 12.7% sequentially and the growth has been not only in Wipro Technologies but also in Wipro Infotech and Wipro Consumer Care.
CNBC Correspondent
Before I get to the nitty-gritty of the numbers just one point from you, because I believe that you have said that you are likely to get big order from GM by the first quarter of next year, could you throw a little bit more light on that?
Suresh Senapaty
Why not, I pass it on to Sudip Banerjee.
Sudip Banerjee
Well, you know, we have been asked this question many times and I have always said that at this point in time we just remain one of the bidders for that contract, and GM I think is close to coming to a decision, as and when that decision is announced, we will know what is the position.
CNBC Correspondent
Suresh, a quick word on the margin front, they have moved up about 50 odd basis points between quarters, but I believe you are saying that you are expecting a forex loss next quarter and margins could swing either way in a band of a percentage point. Could you just lay it out for us?
Suresh Senapaty
Yes, actually last quarter, that is in quarter 3, we saw an expansion of margin under Indian GAAP by about 40 basis points, and under US GAAP about 70 basis points, and the expansion has been despite the fact that there was an MSI, compensation increase that was effective from 1st November, and there was an utilization drop because of a strong head count addition that we saw last quarter. The positive has been that, a) there is some VISA expenses which we did not have to incur in quarter 3 which we generally incur in quarter 1 and quarter 2; there have been some offsets that we got in offshore increase in the mix; there has been some other cost management also in terms of the telecom cost etc. And rationalization of all these factors, we have been able to get an overall operating margin expansion by 40 basis points. So far as the foreign exchange is concerned, yes, we got an improvement in the dollar realization, but most of it got negated by the weak realization on the sterling and other currencies. So net-net we did not have any adverse or positive impact on the exchange in quarter 3. In Quarter 4 because there will be compensation increase given on site effective 1st of January it will have some impact. Yes, as you see the rupee is appreciating, there will be some impact of the foreign exchange, and also the MSI increase that we gave 1st of November had a 2 months impact and this quarter, it will have 3 months impact. So there is some softnesses in this side, but we think there are opportunities for us in terms of utilization and in terms of various other offshore onsite mix, etc. So we would like to maintain our operating margin in a narrow range in current quarter.
CNBC Correspondent
We will discuss this in more detail but give a quick snap shot of how the BPO services performed and what sort of margins we had over there
Suresh Senapaty
Yes, we saw one more quarter of 350 basis points of margin expansion in the BPO. We can get into little more detail in the next round when we have Kurien who heads our BPO business on the panel. But overall execution has been on plan and it went pretty well.
CNBC Correspondent
Girish, give us a take on how finance solutions performed for this quarter for Wipro.
Girish Paranjpe
I think we had another great quarter, and this has been consequential 3rd quarter that we have grown double digit. Again I will attribute it to fairly good economic environment as far as our clients are concerned. I think the work that our team has put in, in terms of client servicing and making sure that our franchisees stays intact, and a terrific show by team Wipro in terms of delivering to the results.
CNBC Correspondent
Mr Rao morning. Talk a little bit about the guidance that you are holding out if you could at 510 million dollars for global IT for the next quarter. That seems a very healthy guidance, almost 8 odd % growth for the next quarter, what’s giving you this confidence?
A. L. Rao
The guidance is based on current business outlook. We still see good traction across our businesses and across our services. So, based on the current visibility of the business we expect good growth and our guidance is based on that.
Suresh Senapaty
And if I can just supplement, if you look at about 510 million dollars that we talked about, it will include about 10 million dollars on account of acquisition. One piece of that we saw in about 1.3 million dollars that was accounted for in the quarter ending December because the mPower acquisition got effective from 1st of December, and in the current quarter we will see the impact of that for all three months as well as the acquisition we did in terms of NewLogic where we will get the full impact of that, and as you have seen in the segment report, and like we have said in the past, the acquisition will be shown separately for a two to four quarters timeframe as a segment. We would do that even in the next quarter. Which means in about 8% sequential growth that you are talking about 2% of that would come from acquisition, and the balance would come from an organic growth. I think the growth would continue to be in financial services growth, in various practices, Europe would continue to be a promising opportunity for us, BPO will also continue to be an opportunity for us. So, overall last quarter, we had a 61 record customer adds and of which about 13 of them were Fortune 1000 customers. Top 5 customers grew 15% sequentially, top 10 customers grew 11% sequentially. We think even on the customer base the growth would be fairly across the board. that is the strength, that is the confidence which tells us that the guidance of 510 million dollar for the current quarter is something which we look forward to achieving.
CNBC Correspondent
Suresh, where does billing rates fit into that picture? because as we understand it for offshore it has been flat and for onsite it has actually gone down a little bit
Suresh Senapaty
You know actually the contractual rates with the customer have remained stable, because the number of days working in quarter ending December were lesser in quarter ending December v/s quarter ending September, it is reflected as a negative. so most part of it, we expect to be recovered in the current quarter because current quarter will have more than quarter 3 but, still, in the current quarter we have more of Saturdays and Sundays and more thna 28 days of February, therefore we will not see the full recovery. So in other words all we are saying is it is just a reporting because of the number of working days being lesser because 80% of our revenue comes on the basis of dollar rate, hourly rate billings, and that is why this is how it gets refracted. Otherwise contractual rates with the customer remain unchanged or stable
Girish Paranjpe
If I can just add to that, we also had a quarter in which we had many customers, particularly in America who were closed for the last seven or eight days of December which is the normal shutdown time in some of the industries there and therefore that’s reflected in the lower onsite rates.
CNBC Correspondent
I feel quiet strange when I talk to the technology companies. I love my weekends, and if they had their way, there would not be weekends at all, because they would be billing on all days.
Girish, just to come back to you on the big client ramp up that Suresh spoke about, what is the sense you get because a fair number of those clients will be from the financial vertical as well.. Do you get the sense that the big clients are beginning to loosen up, ramp up in a big way from your space?
Girish Paranjpe
Absolutely. I think that’s the good news that most of the big clients have strong plans for 2006 calendar year, and unlike in the past when they would hedge for at least a quarter to figure out what they wanted to do, this year I am seeing them much more forthright and willing to start on the big projects, which is what is helping us to grow our revenues as well. So we are in some sense in a happy situation there.
Suresh Senapaty
And the initiatives that you have taken over from past few quarters in terms of robust..izing or strengthening our account management is really helping. That is where you see the growth here. I think again another good quarter because we had 5189 net people add in the global IT business Wipro Technologies.
CNBC Correspondent
All right gentlemen, stay on with us. We are going to come back with more.

Second Half
CNBC Correspondent
Welcome back, Wipro has been telling us that it has been a very good quarter for them as indeed the numbers there are. We have still got Suresh Senapaty, CFO, with us and joining him now are Suresh Vaswani, President of Wipro Infotech and T. K. Kurien, President of Wipro BPO.
Kurien if I could start with you, Suresh just spoke a little bit about the margin expansion in the BPO business, could you take us through the kind of revenue growth you have seen and the operating matrix of BPO business in this quarter?
T. K. Kurien
Okay, to just kind of give you a quick sense of where we are doing on revenue. We added six new costumers last quarter, which has been one of our best quarters in terms of costumer acquisition. In terms of top line we grew roughly about 3.7% sequentially from the last quarter. Our margin expansion in 350 basis points, the most interesting thing to note here is that this is after the wage increase. If you negate the wage increase which is roughly about 2% impact on the last quarter, our net expansion on a like basis is about 550 basis points. Overall in terms of head count we have gone up in head count this quarter, we have shown an increase, and we are right now at 14400 associates and team members, and that’s roughly an addition of about 1300 people in the last quarter. Those are broadly the operating parameters.
CNBC Correspondent
Kurien, tell us a.) the kind of sizes that you got with these six new deals at, and b.) the kind of attrition rates you have seen for this quarter?
T. K. Kurien
On the size of the deals it is in 2 of the deals, one of them is in the energy sector and the other one is in the manufacturing sector, and these are integrated BPO and IT deals and fundamentally I think the shift that we planned to make about a couple of quarters ago in terms of integrating our sales force is really paying dividends today because we are now going into deals where we are taking care of not only the business process but also the business problem to some extent. That is a huge shift from the kind of work that we were doing in the past couple of years. So that’s one big positive move. In terms of the sizes I can’t give you specific sizes but generally in the BPO business, especially in the integrated transaction processing, what we say value optimization business, typically what happens is the full size of the deal would typically kind of, you would see that being played over the next couple of quarters. So may be in the next 2 to 3 quarters you will find the full impact of these deals actually showing up in the P&L. In terms of attrition, overall from last quarter to this quarter we have been pretty much stable in attrition, we have in fact shown a decline of about 4% points. We got a whole bunch of activities in place this quarter, and I think going forward on the operational improvement side which is really where our operating margin has come up from, I think this is going to be a huge focus for us in the ongoing quarters.
CNBC Correspondent
Sure. This is for Suresh Senapaty, just one quick word on the kind of moves you had for this quarter. Fairly aggressive inorganic growth is what we have seen for Wipro. Is that the game plan for the quarters ahead to grow in an inorganic manner and sort of acquire smaller pieces and then add that to Wipro’s kitty?
Suresh Senapaty
Well, as you know we have always been active in inorganic growth to be able to supplement our organic growth. not that it, in any form, dilutes our organic initiatives. So, like we have been active, we have had a lot of acquisitions — strategic in nature, whether it is consulting, whether it is BPO and so on, and fair amount of success we have received. All that has encouraged us to do even more of that going forward. We have announced already two, which have been very very strategic in nature and we are very excited about it. We are continuing to be active in that to be able to get new geography, to be able to get new practice, and to be able to enhance our domain specialization in certain verticals. So we will continue to be looking forward to more of such initiatives, yes.
CNBC Correspondent
Morning Suresh.. Vaswani this time. Could you take us through Wipro Infotech this quarter?
Suresh Vaswani
Wipro Infotech has had a strong quarter this quarter, we have grown 17% year on year. We have had a better quarter from a profit perspective. We have grown 39% in term of profit. we are keeping up to a run rate of winning one total outsourcing deal per quarter, so this quarter again we have won a total outsourcing contract from an MNC major in the domestic market, and here we are handling not only the IT outsourcing part but also the business process outsourcing part. We continue to invest in the domestic market. In addition to our focus on infrastructure and services, we are also focusing extremely strongly on the software part. Again, in addition to focusing on the enterprise segment in India, we are now also addressing the SMB segment from a software perspective were we have got very good templatized solutions which is beginning to build good traction. We won six contracts in the software space in the SMB market in India.
I want to talk a bit about our IT practices business that I handle globally. these are the technology infrastructure services business, the testing service business, and the package services business. We call these differentiated IT services from a global perspective. All these services have done extremely well and testing service has grown 20% sequentially. Our infrastructure services business has grown 16%, and our package services business has grown 10%. We are investing extremely strongly in these areas from building up these practices to deliver much more customer value, to deliver very strong customer value.
Suresh Senapaty
And just to supplement. Generally the December quarter for Wipro Infotech, which address the domestic market, is a weak quarter. But we have done pretty well, particularly where the services part of the business has grown 27% year-on-year, and today the services business as of December quarter was about 38% of our total revenue in the Wipro Infotech products and services business. This is very decent and therefore we have seen margin expansion from quarter 2 to 3 as well as year-on-year December 04 to December 05, and we think these are manageable, maintainable margins going forward .
CNBC Correspondent
Good luck for the next quarter Suresh, good numbers, I think the markets will like it. That’s the Wipro top management team.